PRICING TERM SHEET

Filed pursuant to Rule 433
Registration No. 333-197413
July 15, 2014

BONANZA CREEK ENERGY, INC.
Pricing Term Sheet
$300,000,000 5.75% Senior Notes due 2023

Pricing Term Sheet dated July 15, 2014 to the Preliminary Prospectus Supplement dated July 15, 2014 (the “Preliminary Prospectus Supplement”) of Bonanza Creek Energy, Inc. (the “Company”).  The information in this Pricing Term Sheet supplements the Preliminary Prospectus Supplement and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.  Capitalized terms used in this Pricing Term Sheet but not defined have the meanings given them in the Preliminary Prospectus Supplement.

Issuer	Bonanza Creek Energy, Inc.

Title of Securities	5.75% Senior Notes Due 2023 (the “Notes”)

Aggregate Principal Amount	$300,000,000

Gross Proceeds	$300,000,000 (before deducting the underwriters’ discount and commissions and estimated offering expenses of the Company)

Distribution	Registered

Maturity Date	February 1, 2023

Issue Price	100.00%, plus accrued interest, if any, from July 18, 2014 to the date of settlement

Coupon	5.75%

Yield to Maturity	5.75%

Spread to Benchmark Treasury	+337 basis points

Benchmark Treasury	UST 1.625% due November 15, 2022

Interest Payment Dates	Each August 1 and February 1, commencing February 1, 2015

Record Dates	July 15 and January 15 of each year

Trade Date	July 15, 2014

Settlement Date	July 18, 2014 (T+3)

Optional Redemption

On or after the following dates and at the following redemption prices (expressed as a percentage of principal amount), plus accrued and unpaid interest on the Notes redeemed during the periods indicated below:

	Date	Percentage
	August 1, 2018	102.875%
	August 1, 2019	101.438%
	August 1, 2020 and thereafter	100.000%

Optional Redemption with Equity Proceeds	Up to 35% at 105.75% prior to August 1, 2017

Make-Whole Redemption	Make-whole redemption at the Applicable Premium (based on present value discounted at T + 50 basis points) prior to August 1, 2018

Change of Control	101% plus any accrued and unpaid interest

Joint Book-Running Managers	RBC Capital Markets, LLC, Wells Fargo Securities, LLC, J.P. Morgan

Securities LLC, KeyBanc Capital Markets Inc. and BMO Capital Markets Corp.

Co-Managers

BBVA Securities Inc., IBERIA Capital Partners L.L.C., Scotia Capital (USA) Inc., SG Americas Securities, LLC, Capital One Securities, Inc., Global Hunter Securities, LLC, Mitsubishi UFJ Securities (USA), Inc., Sterne, Agee & Leach, Inc., SunTrust Robinson Humphrey, Inc. and U.S. Bancorp Investments, Inc.

CUSIP / ISIN Numbers	CUSIP: 097793 AC7 ISIN: US097793 AC78

Denominations	Minimum denominations of $2,000 and integral multiples of $1,000 in excess thereof

The Company has filed a registration statement (including a base prospectus) and a prospectus supplement with the U.S. Securities and Exchange Commission (SEC). Before you invest, you should read the prospectus supplement for this offering, the Company’s prospectus in that registration statement and any other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by searching the SEC online data base (EDGAR) on the SEC web site at http://www.sec.gov. Alternatively, the Company, any underwriter or any dealer participating in the offering will arrange to send you the prospectus supplement and prospectus if you request it by calling RBC Capital Markets, LLC, Three World Financial Center, 200 Vesey Street, 8th Floor, New York, NY 10281, Attn: Prospectus Department, or by telephone at 1-800-280-1299 or by email at syndicateops2@rbc.com; Wells Fargo Securities, LLC at 550 South Tryon Street, 7th Floor, MAC D1086-070, Charlotte, NC, 28202, or via phone at 1-800-326-5897, or by email at cmclientsupport@wellsfargo.com; J.P. Morgan Securities LLC, Attn: c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717 or by telephone at (866) 803-9204; KeyBanc Capital Markets Inc., Attn: Prospectus Delivery Department, 127 Public Square, 4th Floor, Cleveland, OH 44114 or by telephone at 1-800-859-1783; or BMO Capital Markets Corp., Attn: Maya Patel, High Yield Syndicate, 3 Times Square, New York, NY 10036, or by telephone at 1-212-702-1882 or by email at maya.patel@bmo.com.

This communication is not an offer to sell the securities and it is not a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

Any disclaimer or notices that may appear on this Pricing Term Sheet below the text of this legend are not applicable to this Pricing Term Sheet and should be disregarded. Such disclaimers or other notices were automatically generated as a result of this communication being sent via Bloomberg or another e-mail system.